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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number
                                                 CUSIP Number: 3930H 10 4


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

     For Period Ended: September 30, 2003

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

    Read instruction (on back page) Before Preparing Form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.


                                     PART I
                             REGISTRANT INFORMATION

 Globalstar Telecommunications Ltd.
________________________________________________________________________________
Full Name of Registrant


________________________________________________________________________________
Former Name if Applicable

 Cedar House, 41 Cedar House
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

 Hamilton HM12, Bermuda
________________________________________________________________________________
City, State and Zip Code



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
[ ]  |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K, Form 20-F, Form 11-K or Form  N-SAR, or portion
     |         thereof  will  be  filed  on or  before  the  fifteenth  calendar
     |         day following  the  prescribed due date; or the subject quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

Global Telecommunications Inc. ("GTL") owns approximately 42% of the partnership interest in Globalstar L.P. ("Globalstar") and Globalstar represents substantially all of GTL's assets. On February 15, 2002, Globalstar and certain of its subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court (the "Bankruptcy Court") for the District of Delaware (Case Nos. 02-10499, 02-10501, 02-10503 and 02-10504).

In early November 2003, Globalstar informed GTL that in light of Globalstar's limited financial and management resources, Globalstar would be (i) unable to file by the prescribed due date its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 and (ii) despite repeated requests by GTL, Globalstar would not prepare the Quarterly Report on Form 10-Q that GTL is required to file with the SEC nor provide GTL with the information needed to make such filing. (Globalstar and its employees have historically prepared GTL's periodic reports filed with the SEC and provided GTL with the information necessary to prepare such report). Globalstar further advised GTL that Globalstar's future compliance with the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and its ability to prepare and deliver the financial information required by GTL to file periodic reports with the SEC would depend on, among other things, the managerial and financial resources available to Globalstar for such purpose. Accordingly, GTL is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2003 and no assurance can be given as to whether or when GTL will file such report or any other Exchange Act reports that may become due in the future.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    Ira Goldberg                      646      414-7775
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding periodfor the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                       Globalstar Telecommunications Ltd.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 17, 2003          By:     /s/ Ira Goldberg
                                         --------------------------
                                         Ira Goldberg
                                         Restructuring Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.